Filing by Transamerica Income Shares, Inc. pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under

Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Transamerica Income Shares, Inc.

(SEC File No. 811-02273)

PRESS RELEASE

FOR IMMEDIATE RELEASE

NOVEMBER 6, 2015

Transamerica Asset Management Announces Shareholder Approval of Reorganization of Transamerica Income Shares, Inc. into Transamerica Flexible Income

Transamerica Asset Management, Inc. announced today that shareholders of Transamerica Income Shares, Inc. (NYSE: TAI) approved the reorganization of TAI, a closed-end fund, into Transamerica Flexible Income, an open-end fund and a series of Transamerica Funds. The reorganization is expected to occur on or about December 4, 2015. In order to allow the reorganization to proceed in an organized and efficient manner, TAI’s shares will cease trading on the New York Stock Exchange approximately five business days before the reorganization. During that period, there will be no market for selling and purchasing shares of TAI.

Under the terms of the reorganization, all of the assets and liabilities of TAI would become the assets and liabilities of Transamerica Flexible Income, and TAI would cease to exist. The outstanding shares of TAI would be exchanged for a number of whole or fractional Class I shares of Transamerica Flexible Income with an aggregate net asset value equal to the aggregate net asset value of the shares of TAI immediately prior to the reorganization. Transamerica Asset Management, Inc. is each fund’s investment adviser.

The reorganization will provide shareholders of TAI with shares of an open-end fund, providing liquidity for their shares at net asset value as a result of the reorganization, thereby eliminating the discount at which TAI shares historically have traded. The reorganization is expected to qualify as a tax-free transaction.

If your TAI shares are represented by one or more share certificates, on the closing of the reorganization all share certificates will be canceled and will no longer evidence ownership of TAI shares. Transamerica Flexible Income will not issue share certificates in the reorganization. Instead, all shares of Transamerica Flexible Income will be held in book entry form either directly with the fund’s transfer agent or through a financial intermediary.

About Transamerica Asset Management, Inc.

Transamerica Asset Management, Inc. is a registered investment adviser with total assets under management of approximately $74 billion as of December 31, 2014. The funds advised and sponsored by Transamerica Asset Management, Inc. include TAI, Transamerica Funds, Transamerica Series Trust, and Transamerica Partners Funds. Transamerica Asset Management, Inc. is an indirect wholly owned subsidiary of Aegon N.V., an international life insurance, pension, and asset management company.

PRESS RELEASE

About Transamerica Capital, Inc.

Transamerica Capital, Inc. is the underwriting and wholesaling broker/dealer for Transamerica Funds. Transamerica Capital, Inc. works with financial professionals at wirehouse, regional, independent, and bank firms to provide a variety of insurance and investment solutions. All of the companies are Aegon companies.

About Aegon N.V.

Aegon’s roots go back more than 150 years – to the first half of the nineteenth century. Since then, Aegon has grown into one of the world’s largest life insurance, pension and asset management groups, operating in over 25 markets worldwide with some 28,000 employees. Aegon’s core business is focused on what we characterize as the life-cycle needs of our customers. For more information, visit aegon.com.

Media Contact:

Greg Tucker

media.relations@transamerica.com

1-443-475-3017